
May 17, 2018

John Fowler
Chief Executive Officer
Kezar Life Sciences, Inc.
4000 Shoreline Court, Suite 300
South San Francisco, CA 94080

   Re: Kezar Life Sciences, Inc.
     Amendment No. 1 to Draft Registration Statement on Form S-1
     Submitted May 4, 2018
     CIK No. 0001645666

Dear Mr. Fowler:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment to Draft Registration Statement on Form S-1

License Agreement with Onyx, page 82

1. We note your response to prior comment 7, and your disclosure that the Onyx agreement will remain in effect until the expiration of the last-to-expire royalty term for any licensed product. Please revise to clarify when the patents underlying the royalty term are expected to expire.

<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

2.   Please have your auditors revise their report to include your shareholders as an addressee, as required by PCAOB Auditing Standard 3101.

      You may contact Rolf Sundwall at 202-551-3105 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any other questions.

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance

cc: Laura Berezin